UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 7)

ASHWORTH, INC.

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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

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(Title of Class of Securities)

04516H101

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(CUSIP Number)

with a copy to:
David Meyer c/o Knightspoint Partners LLC 787 Seventh Avenue, 9th Floor New York, New York 10019 (212) 786-6050	Stanley H. Meadows, P.C Heidi J. Steele McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 372-2000

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(Name, Address and Telephone Number of

Persons Authorized to Receive Notices and Communications)

APRIL 9, 2007

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(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04516H101

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Partners II, L.P.

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 200
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	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 200
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	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

200

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

PN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Capital Management II LLC

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 200
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	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 200
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

200

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Partners LLC	81-0604786

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 200
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	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 200
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

200

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Michael Koeneke

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

PF

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 18,200
------------------------------------------------------------
	(8)	Shared Voting Power 200
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	(9)	Sole Dispositive Power 18,200
------------------------------------------------------------
	(10)	Shared Dispositive Power 200

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

18,400

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

IN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

David Meyer

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

PF

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 52,141
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	(8)	Shared Voting Power 200
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	(9)	Sole Dispositive Power 52,141
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	(10)	Shared Dispositive Power 200

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

52,341

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

IN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Starboard Value and Opportunity Master Fund Ltd.

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Cayman Islands

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,658,478
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	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 1,658,478
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	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,658,478

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

11.4%

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(14)	Type of Reporting Person (See Instructions)

CO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Parche, LLC	20-0870632

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 315,902
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	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 315,902
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	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

315,902

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

2.2%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Admiral Advisors, LLC	37-1484525

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(2)	Check the Appropriate Box if a Member	(a) /x/

of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,974,380
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 1,974,380
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,974,380

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

13.6%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Ramius Capital Group, LLC	13-3937658

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,974,380
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 1,974,380
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,974,380

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

13.6%

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(14)	Type of Reporting Person (See Instructions)

OO IA

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

C4S & Co., LLC	13-3946794

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,974,380
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 1,974,380
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,974,380

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

13.6%

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(14)	Type of Reporting Person (See Instructions)

OO

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Peter A. Cohen

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
------------------------------------------------------------
	(8)	Shared Voting Power 1,974,380
------------------------------------------------------------
	(9)	Sole Dispositive Power 0
------------------------------------------------------------
	(10)	Shared Dispositive Power 1,974,380

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,974,380

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

13.6%

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(14)	Type of Reporting Person (See Instructions)

IN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Jeffrey M. Solomon

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
------------------------------------------------------------
	(8)	Shared Voting Power 1,974,380
------------------------------------------------------------
	(9)	Sole Dispositive Power 0
------------------------------------------------------------
	(10)	Shared Dispositive Power 1,974,380

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,974,380

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

13.6%

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(14)	Type of Reporting Person (See Instructions)

IN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Morgan B. Stark

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
------------------------------------------------------------
	(8)	Shared Voting Power 1,974,380
------------------------------------------------------------
	(9)	Sole Dispositive Power 0
------------------------------------------------------------
	(10)	Shared Dispositive Power 1,974,380

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,974,380

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

13.6%

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(14)	Type of Reporting Person (See Instructions)

IN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Thomas W. Strauss

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
------------------------------------------------------------
	(8)	Shared Voting Power 1,974,380
------------------------------------------------------------
	(9)	Sole Dispositive Power 0
------------------------------------------------------------
	(10)	Shared Dispositive Power 1,974,380

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,974,380

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

13.6%

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(14)	Type of Reporting Person (See Instructions)

IN

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Black Sheep Partners, LLC

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 63,940
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 63,940
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

63,940

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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----------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Black Sheep Partners II, LLC

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 39,738
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 39,738
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

39,738

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

----------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

OO

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Brian Black

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

----------------------------------------------------------------------------------------------------------------

(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 103,678
------------------------------------------------------------
	(8)	Shared Voting Power 0
------------------------------------------------------------
	(9)	Sole Dispositive Power 103,678
------------------------------------------------------------
	(10)	Shared Dispositive Power 0

----------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

103,678

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

----------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

----------------------------------------------------------------------------------------------------------------

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D filed on January 19, 2007, as amended to date (“Schedule 13D”) by the Reporting Persons listed below. Unless otherwise indicated, all capitalized terms in this Amendment No. 7 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 7 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date hereof, the Reporting Persons own an aggregate of 2,148,599 of Common Stock, representing approximately 14.8% of the outstanding shares of Common Stock based upon 14,520,175 shares reported by the Company to be outstanding as of January 31, 2007, as reported in its Annual Report on Form 10-K/A for the year ended October 31, 2006.

Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

As of the date hereof, Knightspoint Partners II, L.P. beneficially owns an aggregate of 200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Knightspoint Partners II, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of Schedule 13D, Knightspoint Partners LLC and Knightspoint Capital Management II LLC may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Knightspoint Partners LLC and Knightspoint Capital Management II LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners II, L.P.

As of the date hereof, Mr. Koeneke individually owns an additional 18,200 representing less than 1% of the outstanding shares of Common Stock. Mr. Koeneke has sole voting and dispositive power over the shares of Common Stock held by him personally.

As of the date hereof, Mr. Meyer individually owns an additional 52,141, including 7,308 options which are currently exercisable, 3,333 options which vest on May 1, 2007, 3,750 options which vest on August 1, 2007, and 3,750 options which vest on November 1, 2007. Mr. Meyer individually owns less than 1% of the outstanding shares of Common Stock and has sole voting and dispositive power over the shares of Common Stock held by him personally.

As of the date hereof, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 1,658,478 and 315,902 shares of Common Stock,

respectively, constituting approximately 11.4% and 2.2%, respectively, of the outstanding shares of Common Stock. As the investment manager of Starboard Value and Opportunity Master Fund Ltd. and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,974,380 shares, constituting approximately 13.6% of the outstanding shares of Common Stock. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,974,380 shares, constituting approximately 13.6% of the outstanding shares of Common Stock. As the managing member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,974,380 shares, constituting approximately 13.6% of the outstanding shares of Common Stock. As the managing members of C4S & Co., LLC, each of Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,974,380 shares, constituting approximately 13.6% of the outstanding shares of Common Stock. Each of Messrs. Cohen, Solomon, Stark and Strauss share voting and dispositive power with respect to the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Solomon, Stark and Strauss disclaim beneficial ownership of such shares.

As of the date hereof, Black Sheep Partners, LLC and Black Sheep Partners II, LLC beneficially own 63,940 and 39,738 shares of Common Stock, respectively, representing less than 1% of the outstanding shares of Common Stock. Black Sheep, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. Black Sheep Partners II, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of Schedule 13D, Brian Black may be deemed to have indirect beneficial ownership of the 103,678 shares of Common Stock held by Black Sheep Partners, LLC and Black Sheep Partners II, LLC. Mr. Black has sole voting and dispositive power over the shares of Common Stock held by Black Sheep Partners, LLC and Black Sheep Partners II, LLC.

(c) The following purchases of Common Stock have occurred in the sixty day period prior to the date of the filing of this Amendment to Schedule 13D. All of these purchases were effected in open market purchases:

Starboard Value and Opportunity Master Fund Ltd.

Date	Number of Shares	Price Per Share ($) (1)

4/03/07 4/02/07 3/30/07 3/16/07 3/13/07	35,700 1,895 8,904 42,000 42,000	7.7346 7.6483 7.5930 7.4500 7.2000

_______________

(1) Excludes commissions and other execution-related costs.

Parche, LLC

Date	Number of Shares	Price Per Share ($) (1)

4/03/07 4/02/07 3/30/07 3/16/07 3/13/07	6,800 361 1,696 8,000 8,000	7.7346 7.6483 7.5930 7.4500 7.2000

_______________

(1) Excludes commissions and other execution-related costs.

Black Sheep Partners, LLC

Date	Number of Shares	Price Per Share ($) (1)

4/09/07	29,098	8.0000

_______________

(1) Excludes commissions and other execution-related costs.

Black Sheep Partners II, LLC

Date	Number of Shares	Price Per Share ($) (1)

4/09/07	12,902	8.0000

______________

(1) Excludes commissions and other execution-related costs.

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2007

KNIGHTSPOINT PARTNERS II, L.P.

By: Knightspoint Capital Management II LLC
Its: General Partner

By: Knightspoint Partners LLC
Its: Member

By: /s/ David Meyer
---------------------------------------
Name: David Meyer
Title: Managing Member

KNIGHTSPOINT CAPITAL MANAGEMENT II LLC

By: Knightspoint Partners LLC

Its: Member

By:	/s/ David Meyer

---------------------------------------

Name: David Meyer

Title: Managing Member

KNIGHTSPOINT PARTNERS LLC

By:	/s/ David Meyer

---------------------------------------

Name: David Meyer

Title: Managing Member

/s/ David Meyer

------------------------------------------

David Meyer Individually and as attorney-in-fact for each of Michael Koeneke, Black Sheep Partners, LLC, Brian Black, H. Michael Hecht, Peter Weil and Andrea Weiss

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

PARCHE, LLC

ADMIRAL ADVISORS, LLC

By: Ramius Capital Group, LLC

Its: Managing Member

By: C4S & Co., LLC

Its: Managing Member

RAMIUS CAPITAL GROUP, LLC

By: C4S & Co., LLC

Its: Managing Member

C4S & CO., LLC

By:	/s/ Jeffrey M. Solomon

---------------------------------------------

Name: Jeffrey M. Solomon

Title: Authorized Person

/s/ Jeffrey M. Solomon

------------------------------------------------

Jeffrey M. Solomon, Individually and as attorney-in-fact for each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss